Filed by Schlumberger N.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ChampionX Corporation

Filer’s SEC File No.: 001-38441

Date: April 2, 2024

Investor FAQs

General Questions

How does this acquisition fit within SLB’s strategy?

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SLB’s core oil and gas business will continue to be a key engine of growth. Deliberately increasing our exposure to the production and recovery space will align us with a growing and resilient OpEx spend category into the next decade.

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Energy customers are constantly looking to drive more efficient performance and recovery in the production phase of their operations. There is an opportunity to improve and enhance production operations holistically, from increasing digital adoption to lowering costs to lowering carbon intensity.

•	The combined portfolio will allow for greater innovation, market reach and customer choice and value.

What are the key offerings of ChampionX?

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Production Chemicals—Provides oil and natural gas production and midstream markets with solutions to manage and control corrosion, oil and water separation, flow assurance, sour gas treatment and a host of water-related issues.

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Production and Automation Tech—Designs, manufactures, markets and services a full range of artificial lift equipment, end-to-end digital automation solutions, and other production equipment and asset monitoring technologies; sold under a collection of brands.

•	Drilling Technologies—Designs, manufactures and markets polycrystalline diamond cutters and bearings for use in oil and gas drill bits under the U.S. Synthetic brand.

•	Reservoir Chemicals—Manufactures specialty products that support well stimulation, construction (including drilling and cementing) and remediation needs in the oil and natural gas industry.

What are the general financial terms of the transaction?

•	ChampionX shareholders will receive 0.735 shares of SLB in exchange for each share of ChampionX stock.

•	The agreement places a value of $40.59 per ChampionX share, which represents a 14.7% premium based on the closing price of April 1, 2024.

•	Upon closing, ChampionX shareholders will collectively own approximately 9% of SLB outstanding shares.

When do you expect the transaction to close?

•	The anticipated close date is before the end of 2024 and is subject to customary closing terms and conditions and regulatory requirements.

•	Both companies will continue to run their businesses independently and separately (business as usual) until the transaction is closed.

How will customers benefit from this proposed deal?

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Customers will benefit from the enhanced portfolio, geographical reach and technology innovation. SLB’s comprehensive production and recovery portfolio will provide solutions throughout the full lifecycle of the well to increase customer production, reduce overall cost of ownership and lower carbon emissions.

•	This will help our global customers drive efficiency and longevity of producing assets.

What are the synergies from this acquisition?

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SLB expects annual pre-tax synergies to reach approximately $400 million within three years, with 70-80% realized in 2026 and the remainder in 2027. These synergies consist primarily of reduced operating costs, supply chain optimization and G&A savings, as well as the benefits from revenue synergies that are expected to grow considerably in future years. The revenue synergies come primarily from new technology innovation leveraging the combined offering and expanding ChampionX’s reach via SLB’s international presence.

•	A dedicated integration team will start immediately and will work across both companies until closing and beyond, utilizing best practices and lessons learned from other acquisitions.

How does this acquisition impact SLB’s geographical mix?

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This move will strengthen our international offering while driving innovation and efficiency in North America through SLB’s and ChampionX’s complementary footprints. At closing, SLB’s geographical mix will be 75% international and 25% North America. Post-acquisition, we expect the international revenue mix to climb.

ChampionX’s artificial lift portfolio includes certain products that SLB divested a few years back. Do you intend to keep those when the transaction closes or if you keep them, why would they now be of interest?

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ChampionX’s artificial lift portfolio, comprising ESP, Rod Lift, PCP and Gas Lift, is an integrated offering supported by digital capabilities that help customers optimize their lift solutions throughout the life of the well. This business is notably different from the businesses we divested back in 2020, as ChampionX’s integrated offering has strong customer recognition in North America and generates superior margins. Post acquisition, we fully intend to preserve this business and expand internationally.

Operational and Organizational Questions

How will ChampionX be run inside SLB?

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Our intention is to leverage the best aspects of both organizations. We will preserve the agility and customer relationships in North America, which ChampionX is known for, and we will maximize the benefit from SLB’s market reach internationally. A joint integration team from both organizations will focus on this during the course of the next few months leading to closing.

How many ChampionX people will transfer to SLB?

All of ChampionX’s employees will become SLB employees.

How does this transaction impact your previously announced return of capital in 2024 and the return of capital framework you outlined during your investor day of November 2022?

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We are confident in the value that this transaction will create, and in our ability to continue generating strong cash flows from our broader portfolio. As a result, we are raising our 2024 target for total return of capital to shareholders from $2.5 billion to $3 billion. The $0.5 billion increase will be in the form of additional share repurchases.

•	We are also setting our target for returns to shareholders in 2025 at $4 billion.

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The combined $7 billion of total returns to shareholders targeted over 2024 and 2025 reflects our commitment to maintaining a strong balance sheet and remaining disciplined in our future capital allocation.

Is this transaction accretive or dilutive to SLB’s earnings and/or free cash flow?

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Considering the synergies and based on consensus estimates for both companies, we expect the transaction to be accretive to free cash flow per share in 2025 and accretive to earnings per share in 2026.

•	This includes certain assumptions regarding the purchase accounting, which can only be finalized upon the closing of the transaction.

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Based on these assumptions, we have estimated the annual incremental after-tax depreciation and amortization as a result of fair value adjustments to the net assets of ChampionX to be approximately $0.06 to $0.07 per share.

Why did SLB structure this as an all-stock transaction?

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The all-stock consideration allows ChampionX shareholders to fully participate in the future upside in SLB’s stock price, while allowing SLB to maintain a strong balance sheet and flexibility in its future capital allocation.

What are the tax effects of the transaction and what is the expected post-acquisition effective tax rate (ETR) for SLB?

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The receipt of stock consideration in the transaction will be a taxable event to ChampionX’s shareholders. SLB’s U.S. group will form a wholly-owned U.S. subsidiary that will be merged into ChampionX Corporation, with ChampionX Corporation surviving as a wholly-owned subsidiary of SLB’s US group.

•	We do not expect SLB’s ETR to materially change as a result of this transaction.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended.

Such forward-looking statements include statements relating to the proposed transaction between SLB and ChampionX, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of SLB and ChampionX, including expectations regarding outlook and all underlying assumptions, SLB’s and ChampionX’s objectives, plans and strategies, information relating to operating trends in markets where SLB and ChampionX operate, statements that contain projections of results of operations or of financial condition, and all other statements other than statements of historical fact that address activities, events or developments that SLB or ChampionX intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “intends,” “plans,” “seeks,” “targets,” “may,” “can,” “believe,” “predict,” “potential,” “projected,” “projections,” “precursor,” “forecast,” “ambition,” “goal,” “scheduled,” “think,” “could,” “would,” “will,” “see,” “likely,” and other similar expressions or variations, but not all forward-looking statements include such words. These forward-looking statements involve known and unknown risks and uncertainties, and which may cause SLB’s or ChampionX’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, those factors and risks described in Part I, “Item 1. Business”, “Item 1A. Risk Factors”, and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SLB’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on January 24, 2024, and Part 1, “Item 1A. Risk Factors” in ChampionX’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 6, 2024, and each of their respective, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

These include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX, including the possibility that ChampionX stockholders will not adopt the merger agreement in respect of the proposed transaction; the effect of the announcement of the proposed transaction; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including the adoption of the merger agreement in respect of the proposed transaction by ChampionX stockholders); other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and ChampionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; changes in demand for SLB’s or ChampionX’s products and services; global market, political, and economic conditions, including in the countries in which SLB and ChampionX operate; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; the extent of growth of the oilfield services market generally, including for chemical solutions in production and midstream operations; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates, and potential recessionary or depressionary conditions; the impact of shifts in prices or margins of the products that SLB or ChampionX sells or services that SLB or ChampionX provides, including due to a shift towards lower margin products or services; cyber-attacks, information security and data privacy; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; trends in crude oil and natural gas prices, including trends in chemical solutions across the oil and natural gas industries, that may affect the drilling and production activity, profitability and financial stability of SLB’s and ChampionX’s customers and therefore the demand for, and profitability of, their products and services; litigation and regulatory proceedings, including any proceedings that may be instituted against SLB or ChampionX related to the proposed transaction; failure to effectively and timely address energy transitions that could adversely affect the businesses of SLB or ChampionX, results of operations, and cash flows of SLB or ChampionX; and disruptions of SLB’s or ChampionX’s information technology systems.

These risks, as well as other risks related to the proposed transaction, will be included in the Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to SLB’s and ChampionX’s respective periodic reports and other filings with the SEC, including the risk factors identified in SLB’s and ChampionX’s Annual Reports on Form 10-K, respectively, and SLB’s and ChampionX’s subsequent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither SLB nor ChampionX undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, SLB intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of ChampionX and that also constitutes a prospectus of SLB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of ChampionX. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (if and when available) and other documents containing important information about SLB, ChampionX and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on ChampionX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication.

Participants in the Solicitation

SLB, ChampionX and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of SLB, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in SLB’s proxy statement for its 2024 Annual General Meeting of Stockholders

(https://www.sec.gov/ix?doc=/Archives/edgar/data/0000087347/000130817924000033/lslb2024_def14a.htm), which was filed with the SEC on February 22, 2024, including under the sections entitled “Director Compensation”, “Security Ownership by Management and Our Board”, “Compensation Discussion and Analysis”, “2023 Compensation Decisions and Results”, “Elements of 2023 Total Compensation”, “Long-Term Equity Incentive Awards”, “Executive Compensation Tables”, “Grants of Plan-Based Awards in 2023”, “Outstanding Equity Awards at Year-End 2023”, “Potential Payments Upon Termination or Change in Control” and “Pay vs. Performance Comparison”, and SLB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/0000087347/000095017024006884/slb-20231231.htm), which was filed with the SEC on January 24, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Information about the directors and executive officers of ChampionX, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ChampionX’s proxy statement for its 2023 Annual Meeting of Stockholders (https://www.sec.gov/ix?doc=/Archives/edgar/data/1723089/000172308923000073/championx-20230327.htm), which was filed with the SEC on March 29, 2023, including under the sections entitled “Executive Compensation Highlights”, “Director Compensation”, “2022 Director Compensation Table”, “Security Ownership of Certain Beneficial Owners and Management”, “Compensation Discussion and Analysis”, “Key Compensation Overview for 2022”, “Summary of 2022 Compensation for Named Executive Officers”, “Elements of Our Executive Compensation Program”, “Long-Term Equity Incentive Compensation”, “Additional Executive Compensation Governance Considerations”, “Executive Compensation Tables”, “Potential Payments upon Termination or Change-in-Control”, “Pay-versus-Performance” and ChampionX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (https://www.sec.gov/ix?doc=/Archives/edgar/data/1723089/000172308924000011/championx-20231231.htm), which was filed with the SEC on February 6, 2024, including under the sections entitled “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form S-4 and the proxy statement/prospectus carefully when available before making any voting or investment decisions. You may obtain free copies of these documents from SLB or ChampionX using the sources indicated above.